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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For August 29, 2005

Commission file number:   0-29208

                                                   Bassett Ventures Inc. (formerly AssistGlobal Technologies Corp.)

 (Translation of registrant’s name into English)

                                               1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  Yes

No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  Yes

No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes     X     No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-29208

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bassett Ventures Inc.

(Registrant)

“Sokhie Puar”

Date:   August  29, 2005

_________________________________

Mr. Sokhie Puar, Director

ASSISTGLOBAL TECHNOLOGIES CORP.
(NOW BASSETT VENTURES INC.)

CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2005 AND 2004

ASSISTGLOBAL TECHNOLOGIES CORP.
(NOW BASSETT VENTURES INC.)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

August 29, 2005

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181   Fax (604) 682-4768

e-mail: info@assistglobal.com  website: www.assistglobal.com

ASSISTGLOBAL TECHNOLOGIES CORP.

(Now Bassett Ventures Inc.)

CONSOLIDATED BALANCE SHEETS

June 30, 2005 and December 31, 2004

(Expressed in Canadian Dollars)

(Prepared by Management)

	June 30, 2005	December 31, 2004
ASSETS
CURRENT
Cash and cash equivalents	$ -	$ 15,819
Accounts receivable	94,359	183,690
Prepaid expenses	32,175	44,421
	126,534	243,930

PROPERTY AND EQUIPMENT (Note 5)	7,532	70,007

INTANGIBLE ASSETS (Note 3(f))	-	1
	$ 134,066	$ 313,938

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank indebtedness	$ 4,082	$ -
Accounts payable and accrued liabilities	351,420	250,628
Demand loan (Note 6)	110,000	100,000
Unearned revenue	-	72,762
Capital lease obligations, current portion (Note 7)	-	19,133
	465,502	442,523

CAPITAL LEASE OBLIGATIONS, net of current portion (Note 7)	-	5,652

PROMISSORY NOTES PAYABLE, shareholders (Note 8)	50,000	50,000
	515,502	498,175

SHAREHOLDERS' EQUITY
Share capital (Note 9)	1,132,603	1,132,603
Additional paid-in capital	459,835	459,835
Deficit	(1,973,874)	(1,776,675)
	(381,436)	(184,237)
	$ 134,066	$ 313,938

COMMITMENTS (Note 12)

SUBSEQUENT EVENTS (Notes 4 & 15)

The accompanying notes are an integral part of these consolidated financial statements.

2.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Now Bassett Ventures Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the three and six months ended June 30, 2005 and 2004

(Expressed in Canadian Dollars)

(Prepared by Management)

Three months ended June 30,	Six months ended June 30,
	2005	2004	2005	2004

Revenue	$ 164,667	$ 175,744	$ 419,625	$ 374,723
Direct costs	219,023	223,284	322,209	284,297
	(54,356)	(47,540)	97,416	90,426

EXPENSES
Advertising and promotion	6,648	10,918	22,519	20,798
Amortization	3,956	2,307	7,812	4,156
Bank charges and foreign exchange (gain) loss	(791)	(1,757)	(1,667)	794
Interest on capital lease obligations	-	-	2,131	-
Management and consulting fees	62,456	47,307	116,648	97,499
Office and administration (recovery)	14,415	(6,794)	25,864	18,936
Professional fees	19,215	30,017	28,050	39,982
Regulatory and share transfer fees	9,127	6,913	11,468	12,082
Rent and occupancy costs	12,638	9,525	22,575	18,861
Telephone	2,934	4,187	4,431	6,380
Travel	2,805	7,616	10,376	23,806
Wages and benefits
Incurred (recovery)	(80,212)	(58,332)	-	16,358
Stock based compensation (Note 9(c))	-	-	-	109,589
	53,191	51,907	250,207	369,241

Operating loss	107,547	99,447	152,791	278,815

Interest and other income	(46)	(125)	(150)	(287)
Gain on transfer of capital lease	(11,402)	-	(11,402)	-
Loss on sale of property and equipment (Note 5)	55,960	1,252	55,960	1,252
	44,512	1,127	44,408	965

Net loss for the period	152,059	100,574	197,199	279,780

Deficit, beginning of period, as previously reported	1,821,815	1,237,442	1,776,675	826,260
Adjustment to reflect change in accounting for employee stock options (Note 3(j))	-	-	-	231,976
Deficit, beginning of period, restated	1,821,815	1,237,442	1,776,675	1,058,236
Deficit, end of period	$ 1,973,874	$ 1,338,016	$ 1,973,874	$ 1,338,016

Loss per share Weighted average number of shares outstanding	$ 0.009 17,623,343	$ 0.006 17,423,343	$ 0.011 17,623,343	$ 0.016 17,094,112

The accompanying notes are an integral part of these consolidated financial statements.

3.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Now Bassett Ventures Inc.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Expressed in Canadian Dollars)

JUNE 30, 2005

	Common Shares Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
Balance, June 30, 2003	8,188,780	$ 13,503,911	$ -	$(13,754,866)	$ (250,955)
Share consolidation 3:1	(5,459,187)	-	-	-	-
Common shares issued for shares of AssistGlobal Inc. (including 750,000 shares issued as a finder's fee)	11,100,000	(13,503,911)	-	13,503,911	-
AssistGlobal Inc. shareholder deficiency acquired on reverse acquisition	-	177,380	-	(278,849)	(101,469)
Stock options exercised	200,000	60,000	-	-	60,000
Issue of common shares for cash	1,973,750	315,800	-	-	315,800
Fair value of options issued to consultants (Note 3 (j))	-	-	280,276	-	280,276
Net loss for the year	-	-	-	(528,432)	(528,432)
Balance, December 31, 2003, as restated	16,003,343	553,180	280,276	(1,058,236)	(224,780)
Stock options exercised	1,000,000	332,500	-	-	332,500
Stock compensation on options exercised	-	91,323	(91,323)	-	-
Issue of common shares for cash, net of share issue costs of $9,793	420,000	127,600	-	-	127,600
Issue of common shares for investor relation services	200,000	28,000	-	-	28,000
Fair value of options issued to employees and consultants	-	-	270,882	-	270,882
Net loss for the year	-	-	-	(718,439)	(718,439)
Balance, December 31, 2004	17,623,343	1,132,603	459,835	(1,776,675)	(184,237)
Net loss for the period	–	–	–	(197,199)	(197,199)
Balance, June 30, 2005	17,623,343	$ 1,132,603	$ 459,835	$ (1,973,874)	$ (381,436)

The accompanying notes are an integral part of these consolidated financial statements.

4.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Now Bassett Ventures Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and six months ended June 30, 2005 and 2004

(Expressed in Canadian Dollars)

(Prepared by Management)

Three months ended June 30,	Six months ended June 30,
	2005	2004	2005	2004

Cash provided by (used in):

Operating activities:
Net loss for the period	$ (152,059)	$ (100,574)	$ (197,199)	$ (279,780)
Items not involving cash:
Amortization	3,956	2,307	7,812	4,156
Stock-based compensation	-	-	-	109,589
Gains on transfer of capital lease	(11,402)	-	(11,402)	-
Loss on sale of property and equipment	55,960	1,252	55,960	1,252
Change in non-cash operating working capital:
Accounts receivable	91,000	60,259	89,332	13,053
Prepaid expenses	-	10,085	12,246	9,958
Accounts payable and accrued liabilities	74,758	(32,344)	100,790	(142,072)
Demand loan	-	-	10,000	-
Unearned revenue	(50,027)	(17,894)	(72,762)	(37,843)
	12,186	(76,909)	(5,223)	(321,687)

Investing activities:
Purchase of property and equipment	(4,295)	(27,305)	(4,295)	(33,482)
Proceeds from sale of property and equipment	3,000	-	3,000	-
	(1,295)	(27,305)	(1,295)	(33,482)

Financing activities:
Common stock issued for cash, net of issuance costs	-	(294)	-	127,600
Common stock issued on exercise of options	-	-	-	332,500
Obligations under capital leases	(7,757)	9,217	(13,383)	5,273
	(7,757)	8,923	(13,383)	465,373

Increase (decrease) in cash and cash equivalents	3,134	(95,291)	(19,901)	110,204

Cash and cash equivalents (bank indebtedness), beginning of period	(7,216)	283,195	15,819	77,700

Cash and cash equivalents (bank indebtedness), end of period	$ (4,082)	$ 187,904	$ (4,082)	$ 187,904

The accompanying notes are an integral part of these consolidated financial statements.

5.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Now Bassett Ventures Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Six months ended June 30, 2005 and 2004

1.

NATURE OF BUSINESS

The Company through its wholly owned subsidiary, AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) ("AGI"), is engaged in the business of developing, selling, hosting and supporting project and facility management software and providing other custom application solutions globally. The main proprietary line Microview FM is designed for use on PDA's. It records and updates facilities data on the spot for large scale reorganizations, employee moves, inventory, maintenance and inspection activities.

During the period, the Company announced its intention to dispose of the assets of AGI. See Note 4.

2.

REVERSE ACQUISITION OF AGI

These consolidated financial statements are the continuing financial statements of AGI, a company incorporated under the Canada Business Corporations Act on July 6, 2003, AGI was recapitalized and acquired by IGN Internet Global Network Inc. ("IGN"), an inactive Canadian corporation which traded on the Over-The-Counter Bulletin Board.

Pursuant to the terms of a Share Exchange Agreement dated July 6, 2003 between AGI, the Company and the shareholders of AGI, the shareholders of AGI agreed to exchange all of their shares of AGI for shares of IGN. On closing of the Share Exchange Agreement on July 6, 2003, IGN acquired all of the issued and outstanding shares of AGI by issuing 10,350,000 post consolidated common shares of IGN to the shareholders of AGI. As a result of this transaction, the shareholders in AGI acquired control of IGN. In addition, the Company issued 750,000 common shares as a finder's fee for the acquisition.

On September 9, 2003, a special shareholders' resolution was passed to change IGN's name to AssistGlobal Technologies Corp. ("ATC").

These consolidated financial statements are issued under the name of the legal parent ATC but are considered a continuation of the consolidated financial statements of the legal subsidiary, AGI.

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered particularly significant by the Company.

(a)

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, AGI, AssistGlobal USA Inc., Microview Information Systems Inc. and G & S CAD Solutions Ltd., and the results of their operations from the dates of acquisition. All material intercompany transactions and balances are eliminated on consolidation.

(b)

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses for the reporting period. Actual results could differ from those estimated by management.

6.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Now Bassett Ventures Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Six months ended June 30, 2005 and 2004

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(c)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

(d)

Deferred finance charges

Deferred finance charges relating to the Company's capital leases are amortized to interest expense over the terms of the leases.

(e)

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Annual rates of amortization are as follows:

Computer equipment

30%

declining balance

Computer software

50%

straight line

Furniture and fixtures

20%

declining balance

Leasehold improvements

Term of lease

straight line

In the year of acquisition, these rates are reduced by one-half.

 (f)

Intangible assets

Intangible assets consisted of the VAR licence to sell Archibus FM software and was recorded at a nominal $1.

(g)

Revenue recognition

Revenue is recognized when earned. The Company provides turnkey web-hosted applications and sells packaged and custom software products and related consulting services. Software product revenues are recognized upon shipment of the software product only if no significant Company obligations remain, the fee is fixed or determinable, and collection is received or the resulting receivable is deemed probable. Revenue from packaged software products are recorded when the payment has been received and the software has been shipped. Revenue is recognized, net of discount and allowances, at the time of product shipment. Provisions are recorded for returns, concessions and bad debts and at June 30, 2005 amounted to $NIL. Revenue related to obligations, which include telephone support for certain products, are based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence ("VSOE") when significant. The Company VSOE is determined by the price charged when each element is sold separately. Revenue from non-recurring programming, software engineering fees, consulting service, support arrangements and training programs are recognized when the services are provided.  Revenue from web-hosting applications are recognized on a monthly basis as services are provided.

(h)

Software development costs

Software development costs are capitalized upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors such as anticipated future revenue, estimated economic life, and changes in software and hardware technologies. Capitalizable software development costs have not been significant and accordingly no amounts have been capitalized.

7.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Now Bassett Ventures Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Six months ended June 30, 2005 and 2004

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(i)

Functional currency

The Canadian dollar is the Company's functional currency. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year end. Revenue and expense items are translated at the rate prevailing when they were incurred.

(j)

Stock-based compensation

The Company has a stock option plan, which is described in Note 8(c). Effective July 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense is recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $231,976 for the year ended December 31, 2003 (2002 - $NIL), to increase deficit by $231,976 as at December 31, 2003 (2002 - $NIL), and to increase additional paid-in capital by $231,976 as at December 31, 2003 (2002 - $NIL).

(k)

Loss per share

Loss per share has been calculated based on the weighted average number of shares outstanding during the periods. Fully diluted loss per share has not been presented as it would be anti-dilutive.

4.

PROPOSED DISPOSITION OF AGI

On July 6, 2003, the Company acquired all of the issued and outstanding common shares of AGI in exchange for 10,350,000 common shares of the Company. The transaction was accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles during the year ended December 31, 2003.

Due to unsuccessful efforts of the Company to secure financing for AGI's operations, the board of directors of each of the Company and AGI have determined that it is in the best interests of both companies that the Company divest of all of its interest in AGI to the former principal shareholders ("AGI Principals").

As a result, during the period, the Company, AGI and AGI's Principals entered into a purchase and sale agreement dated effective May 16, 2005 (the "AGI Sale Agreement") whereby the AGI Principals will return 6,750,251 shares of the Company, representing all the shares of the Company directly or indirectly held by the AGI principals, in exchange for 100% of the shares of AGI. As part of the transaction, the Company will forgive $279,230 of intercorporate debt owed by AGI to the Company and transfer its ownership of AssistGlobal (USA) Inc. to AGI.

The AGI Sale Agreement and all transactions related thereto have been approved by special resolution passed at the Company's annual and special meeting of shareholders ("AGM") held on June 14, 2005.

8.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Now Bassett Ventures Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Six months ended June 30, 2005 and 2004

4.

PROPOSED DISPOSITION OF ASSISTGLOBAL.COM ("AGI"), continued

During the period, AGI entered into an Asset Purchase Agreement dated June 24, 2005 with Meridex whereby Meridex acquired all of the assets of AGI, including intellectual property, capital assets and leases for $3,000.

Subsequent to the period, the Company has disposed of the assets of AGI and is winding up the remaining operations of AGI. In line with the winding up of operations, all employees and officers of AGI have resigned and surrendered 6,750,251 shares of the Company. These shares will be cancelled and returned to treasury.

5.

PROPERTY AND EQUIPMENT

                                                                                                          Accumulated                 June 30,                    December 31,
                                                                               Cost                     Amortization                       2005                                   2005

Computer Equipment                                        $            4,754                    $           1,420         $           3,334                    $           55,627

Computer software                                                                -                                        -                            -                                   5,671

Furniture and fixtures                                                      1,773                                     45                      1,728                                  8,709

Leasehold improvements                                                 2,522                                     52                      2,470                                        -

                                                                      $             9,049                    $           1,517         $           7,532                    $           70,007

During the period, AGI sold all of its capital assets and leases for $3,000. See Note 4.

6.

DEMAND LOAN

The demand loan is unsecured, non-interest bearing with no fixed terms of repayment.

7.

CAPITAL LEASE OBLIGATIONS

The Company has entered into lease agreements to acquire computer equipment. The liability recorded under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 28.37% per annum and is secured by computer equipment owned by the Company.

The Company's obligations under the capital leases consists of:

                                                                                                            June 30,                 December 31,

                                                                                                                  2005                                2004

Minimum lease payments payable

$

-

$

30,506

Less:

portion representing interest to be recorded over

the remaining term of the leases

-

5,721

-

24,785

Less:

current portion

-

19,133

Long-term portion

$

-

$

5,652

During the period, AGI sold all of its capital assets and leases for $3,000. See Note 4.

9.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Now Bassett Ventures Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Six months ended June 30, 2005 and 2004

8.

PROMISSORY NOTES PAYABLE, SHAREHOLDERS

The promissory notes payable to certain shareholders are unsecured, non-interest bearing and are repayable within 30 days of the Company receiving a single financing with a value of not less than $3,000,000. The shareholders have agreed to extend the repayment date to January 1, 2006.

9.

SHARE CAPITAL

(a)

Authorized

Unlimited

common shares without nominal or par value

Pursuant to a special resolution of the shareholders dated June 16, 2004, the number of authorized common shares was increased to an unlimited number of common shares without nominal or par value.

(b)

Issued and fully paid

                                                                                                    Number of shares                   Stated value

Balance at December 31, 2003

16,003,343

$

553,180

Stock options exercised

  1,000,000

423,823

Issue of common shares for cash

     420,000

137,393

Share issuance costs

                        -

(9,793)

Shares issued for services

     200,000

28,000

Balance at December 31, 2004 and June 30, 2005

 17,623,343

$        1,132,603

During fiscal 2004, the Company completed a non-brokered private placement of 420,000 units at a price of $0.25 U.S. per unit for total gross proceeds of $105,000 U.S. ($137,393 Cdn).  Each unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant ("warrant").  Each warrant entitles the holder to purchase one additional common share at a price of $0.35 U.S. per share for twelve months expiring March 17, 2005 and $0.45 U.S. per share for a further period of six months to a maximum of eighteen months expiring September 17, 2005.  A commission of $9,793 was paid on a portion of the private placement.

During fiscal 2004, an aggregate of 1,000,000 stock options were exercised at a price of $0.25 U.S. per share for gross proceeds of $250,000 U.S. ($332,500 Cdn) and 1,000,000 common shares were issued.

(c)

Stock options

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers,

employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable follows:

10.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Now Bassett Ventures Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Six months ended June 30, 2005 and 2004

9.

SHARE CAPITAL, continued

(c)

Stock options, continued                                                                                                Weighted average

                                                                                                  Number of shares             exercise price

Balance at December 31, 2003

1,388,333

$

           0.39

Granted

2,550,000

0.26

Exercised                                                                                           (1,000,000)

0.33

Cancelled

 (332,333)

0.39

Balance at December 31, 2004                                                                    2,606,000                            0.29

     Cancelled                                                                                              (950,000)                            0.32

Balance at June 30, 2005                                                                            1,656,000             $             0.28

As at June 30, 2005, the following stock options were outstanding:

                                                  Number                                                                     Number
                                        outstanding at                                                           exercisable at

  Exercise price

June 30, 2005

Expiry date

June 30, 2005

$

0.30                            56,000                January 25, 2007                               56,000

$

0.39 ($0.30 USD)          500,000               December 9, 2008                             500,000

$

0.33 ($0.25 USD)          150,000                 January 16, 2009                             150,000

$

0.39 ($0.15 USD)          950,000                  August 25, 2009                             950,000

                                                1,656,000                                                                     1,656,000

During the period, under the fair value based method, $nil (2004 - $109,589) in compensation expense was recorded in the statements of operations and deficit for stock options granted to directors and a consultant.

The fair value of share options used to calculate compensation expense has been estimated using the

    Black-Scholes option pricing model with the following assumptions:

                                                                                                                                2005                           2004

Risk free interest rate

-

%

4.00

%

Stock price volatility

-

%

103.00

%

Expected life of options

  -

  5 years

The weighted average fair value of options granted during the period ended June 30, 2005 is $nil (2004 - $0.09).

11.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Now Bassett Ventures Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Six months ended June 30, 2005 and 2004

9.

SHARE CAPITAL, continued

(d)

Warrants

As at June 30, 2005, the Company had the following warrants outstanding entitling the holder to purchase one common share of the Company as follows:

                        Number                                   Exercise                                  Expiry

                of shares

price                                     date

420,000                          $               0.45  (USD)              September 17, 2005

(e)

Additional paid-in capital

                                                                                                                    June 30,      December 31,

                                                                                                                          2005                     2004

Balance, beginning, as previously stated

$

459,835         $

        48,300

Adjustment for stock compensation (Note 3 (j))

            -                 231,976

Balance at December 31, 2003, as restated

459,835                280,276

Stock based compensation

            -                 270,882

Transfer to share capital on exercise of options

            -                 (91,323)

Balance, ending                                                                                   $                 459,835        $      459,835

10.

FINANCIAL INSTRUMENTS

(a)

Fair values

The carrying amounts of: cash and cash equivalents; accounts receivable; bank indebtedness; unearned revenue; accounts payable and accrued liabilities; demand loan; and capital leases approximate their fair values due to the short-term maturity of these instruments.

(b)

Credit risk

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company sells its products to customers in Canada and the United States. One customer represents approximately 8% of the accounts receivable balance. The Company employs established credit approval policies to mitigate this risk.

(c)

Currency risk

Foreign currency risk reflects the risk that the Company's net assets will be negatively impacted due to fluctuations in exchange rates. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. At June 30, 2005, cash and cash equivalents include a balance of $9,450 USD (December 31, 2004 - $7,360 USD), accounts receivable of $56,544 USD (December 31, 2004 - $60,074 USD) and accounts payable of $15,670 USD (December 31, 2004 - $28,981 USD).

12.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Now Bassett Ventures Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Six months ended June 30, 2005 and 2004

11.

RELATED PARTY TRANSACTIONS

June 30,

2005

   2004

Management and consulting fees paid to officers and directors of the Company and/or companies controlled by them

$        80,188

$    77,307

Sales to a company controlled by a director of the

Company

$               -

$        250 US

Amounts included in accounts receivable due from a

company controlled by a director of the Company

$            250  US    $      1,711 US

Amounts included in accounts payable due to companies
      controlled by/or with common directors of the Company

$      103,180          $      5,711

Rent paid to a company controlled by a director and an
      officer of the Company                                                             $                -          $      9,861

These amounts are recorded at the exchange amount based on the amounts paid and/or received by the parties.

12.

COMMITMENTS

Under the terms of management and consulting services agreements with companies controlled by officers and directors of the Company, the Company will be required to make annual management and consulting payments as follows:

          2005                                                                                                                 $      165,000

          2006                                                                                                                         110,000

                                                                                                                                  $       275,000

13.

SEGMENTED INFORMATION

The Company operates primarily in the facilities and project management industries. All of the Company's assets and employees are located in Canada.

14.

RISKS AND UNCERTAINTIES

The Company's future operating results may be affected by a number of factors. The Company is dependent upon a number of major suppliers. If a critical supplier had operational problems or ceased making services or software available to the Company, operations could be adversely affected. In particular, hosting services are purchased from one supplier.

15.

SUBSEQUENT EVENTS

Subsequent to the period, the Company changed its name to Bassett Ventures Inc. and consolidated its issued and outstanding common shares on the basis of one new common share for every four existing common shares, as approved by the shareholders of the Company at its AGM.

13.

ASSISTGLOBAL TECHNOLOGIES CORP.

(Now Bassett Ventures Inc.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

Six months ended June 30, 2005 and 2004

15.

SUBSEQUENT EVENTS, continued

Subsequent to the period, the Company proposed to undertake, subject to regulatory approval, a non-brokered private placement of up to 4,500,000 units at a price of $0.10 per unit for total gross proceeds of up to $450,000. Each unit is comprised of one common share without par value in the share capital of the Company and one half non-transferable share purchase warrant ("Warrant").  Each whole Warrant will entitle the holder to purchase one additional common share at a price of $0.15 per share for twelve months from the date of issuance and $0.20 per share thereafter, to a maximum of two years from date of issuance. A commission of 7% may be payable on a portion of the private placement.

14.

ASSISTGLOBAL TECHNOLOGIES CORP.

(NOW BASSETT VENTURES INC.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the six months ended June 30, 2005 and 2004

ASSISTGLOBAL TECHNOLOGIES CORP.

(NOW BASSETT VENTURES INC.)

Management Discussion & Analysis

Six months ended June 30, 2005 and 2004

1.1

Date

This Management Discussion and Analysis ("MD&A") of AssistGlobal Technologies Corp (now Bassett Ventures Inc.) (the "Company") has been prepared by management as of August 29, 2005 and should be read in conjunction with the unaudited financial statements and related notes thereto of the Company for the six month period ended June 30, 2005 and 2004 and the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2004 and 2003, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

During the period, the Company proposed to conduct an issuer bid to acquire its issued and outstanding shares. Subsequently, the Company decided not to proceed with the disposition of AssistGlobal Inc. ("AGI") by way of issuer bid. Instead, the Company, AGI and AGI's Principals entered into a purchase and sale agreement dated effective May 16, 2005 (the "AGI Sale Agreement") whereby the AGI Principals will return 6,750,251 shares of the Company, representing all the shares of the Company directly or indirectly held by the AGI principals, in exchange for 100% of the shares of AGI. As part of the transaction, the Company will forgive $279,230 of intercorporate debt owed by AGI to the Company and transfer its ownership of AssistGlobal (USA) Inc. to AGI.

The directors of the company engaged the firm of Evans & Evans, Inc. to prepare an independent valuation report respecting the disposition of the shares of AGI.  Details of the report are summarized in the information circular sent to shareholders in connection with the 2005 annual and special meeting of shareholders.

The AGI Sale Agreement and all transactions related thereto have been approved by special resolution passed at the Company's annual and special meeting of shareholders ("AGM") held on June 14, 2005.

During the period, AGI entered into an Asset Purchase Agreement dated June 24, 2005 with Meridex Software Corporation ("Meridex") whereby Meridex acquired all of the assets of AGI for $3,000. The assets include intellectual property (the MicroView product line) and equipment, all strategic, to Meridex's goal of expanding their software and hosting offerings into the international marketplace.

In connection with the disposition of AGI, Catherine Stauber, Geoffrey Dryer and Robert Visser did not stand for re-election as directors at the Company's AGM, and stepped down as officers of the Company.

The Company's decision to divest its interest in AGI follows various efforts to raise further financing for the business of AGI, which have not been successful.

Subsequent to the period, the Company has disposed of the assets of AGI and is winding up the remaining operations of AGI. In line with the winding up of operations, all employees and officers of AGI

ASSISTGLOBAL TECHNOLOGIES CORP.

(NOW BASSETT VENTURES INC.)

Management Discussion & Analysis

Six months ended June 30, 2005 and 2004

have resigned and surrendered 6,750,251 shares of the Company. These shares will be cancelled and returned to treasury.

History and Overview

The Company was incorporated by registration of its memorandum and articles under the laws of the Province of British Columbia on September 15, 1987, under the name "Grand Resources Inc."  The Company changed its name from "Grand Resources Inc." to "Bay Street Ventures Inc." effective November 18, 1987.  The Company changed its name from "Bay Street Ventures Inc." to "Cenco Petroleum Ltd." effective September 20, 1991.  The Company changed its name from "Cenco Petroleum Ltd." to "IGC Internet Gaming Corporation" and subdivided its share capital on a 1.5 new shares for 1 old share basis effective August 7, 1996.  The Company changed its name from "IGC Internet Gaming Corporation" to "IGN Internet Global Network Inc." effective November 21, 1996.  The Company changed its name from "IGN Internet Global Network Inc." to "AssistGlobal Technologies Corp." and consolidated its share capital on a 1 new share for 3 old shares basis effective September 23, 2003.  The Company changed its name from "AssistGlobal Technologies Corp." to Bassett Ventures Inc. and consolidated its share capital on a 1 new share for 4 old shares basis effective July 5, 2005.

The Company's common shares had been listed on the TSX Venture Exchange (formerly Canadian Venture Exchange) (the "Exchange") since September 28, 1993 (trading symbol "IGN").  As of November 19, 1997, the Company's common shares received clearance for an unpriced quotation on the OTC Bulletin Board by the NASD Regulation, Inc. in the United States under the trading symbol "IGNIF".  Effective January 30, 1998, the Company's common shares commenced trading on the Berlin Stock Exchange having a trading symbol "IGN GR".  On July 29, 2003, the common shares of the Company were voluntarily delisted from the Exchange at the request of the Company.  The Company had traded on the OTCBB Market under the trading symbol "AGBTF" and on the Canadian Trading and Quotation System ("CNQ") under the trading symbol "AGBT.U".  Effective August 30, 2004, the Company's common shares had been listed on the Frankfurt Stock Exchange ("FWB"), an international trading centre, under the symbol "IGN1". The FWB is that is the largest of the eight German stock exchanges and is operated by Deutsche Borse AG.  On July 8, 2005, the Company began trading on the OTCBB Market under the trading symbol "BAVNF" and on the Canadian Trading and Quotation System ("CNQ") under the trading symbol "BAVI.U".

The Company formerly operated in the internet gaming casino business and had nine subsidiaries and is a discretionary beneficiary of a trust. On April 1, 2001, the Company ceased operations because there was too much competition in the internet casinos market. The Company explored other alternatives, including the divestiture of the casino software and other related components of the Company.  Pursuant to an agreement dated May 20, 2003, the Company sold all of its subsidiaries for cash consideration of $1. The closing of the sale was effective on June 2, 2003.

On July 6, 2003, the Company entered into a definitive acquisition agreement (the "Acquisition Agreement"), with AGI and its principal shareholders to acquire all of the issued and outstanding shares of AGI in exchange for the issuance of 10,350,000 post consolidated common shares of the Company at a deemed price of $0.35 per share. The transaction was treated as an exempt take over bid in the Province of British Columbia. As part of the transaction, the Company consolidated its common shares on a 1 new share for 3 old share basis and changed its name to AssistGlobal Technologies Corp.

ASSISTGLOBAL TECHNOLOGIES CORP.

(NOW BASSETT VENTURES INC.)

Management Discussion & Analysis

Six months ended June 30, 2005 and 2004

1.3

Selected Annual Information

December 31,	Total Assets	Total Long-Term Financial Liabilities	Total Revenues	Gross Profit	Income (Loss)	Income (Loss) per share
2004	$313,938	$55,652	$690,403	$201,074	$(718,439)	$(0.04)
2003	268,531	57,845	651,290	173,123	(528,432)	(0.04)
2002	158,980	50,000	495,322	145,062	(138,206)	(0.01)

The Company did not declare any cash dividends during the years ended 2002, 2003 and 2004.

1.4

Results of Operations

The Company recorded a net loss for the period ended June 30, 2005 of $197,199 or $0.011 per share as compared to a net loss of $279,780 or $0.016 per share for the same period in 2004, a decrease in net loss by $82,581. The decrease in loss was attributable to a decrease in compensation expense recorded during the period by $109,589 under the fair value based method. Also, the decrease in loss was attributable to a decrease in travel expenses by $13,430 and a gain recorded on the transfer of capital lease of $11,402 offset by an increase loss from the sale of property and equipment by $55,960.

The Company's total revenues for the period ended June 30, 2005 increased to $419,625 compared to $374,723 for the period ended June 30, 2004, an increase in revenues by $44,902. Revenues were derived from software sales, hosting services and facilities management services. Sales increased through additional marketing and sales efforts made throughout the period.

Direct costs increased to $322,209 during the period ended June 30, 2005 compared to $284,297 during the period ended June 30, 2004, an increase by $37,912.  Direct cost increased due to some additional expenses associated with sales and marketing.

Over-all general and administrative expenses decreased from $369,241 during the period ended June 30, 2004 to $250,207 during the period ended June 30, 2005, a decrease by $119,034.  This was due to the company applying responsible financial restraints wherever possible.

1.5

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Total Revenues	Gross Profit (Loss)	Net Income (Loss)	Income (Loss) per share
June 30, 2005	$164,667	$(54,356)	$(152,059)	$(0.01)
March 31, 2005	254,958	151,773	(45,140)	(0.00)
December 31, 2004	142,659	66,298	(196,976)	(0.02)
September 30, 2004	173,021	44,350	(241,683)	(0.01)
June 30, 2004	175,744	(47,540)	(100,574)	(0.01)
March 31, 2004	198,979	137,966	(179,206)	(0.01)

ASSISTGLOBAL TECHNOLOGIES CORP.

(NOW BASSETT VENTURES INC.)

Management Discussion & Analysis

Six months ended June 30, 2005 and 2004

December 31, 2003	336,677	60,634	(165,995)	(0.01)
September 30, 2003	37,636	9,042	(102,718)	(0.01)
June 30, 2003	166,134	20,940	(17,429)	(0.00)

1.6/1.7

Liquidity and Capital Resources

The Company reported a negative working capital of $338,968 at June 30, 2005 compared to a negative working capital of $198,593 at December 31, 2004, representing a decrease in working capital by $140,375.  As at June 30, 2005, the Company had net cash on hand of $(4,082) compared to $15,819 at December 31, 2004.

Current assets excluding cash at June 30, 2005 decreased by $101,577 compared to December 31, 2004, which is attributable to a decrease in accounts receivable of $89,331 and prepaid expenses of $12,246.

Current liabilities as at June 30, 2005 increased by $22,979 due to increases in bank indebtedness of $4,082, accounts payable and accrued liabilities of $100,792, and demand loan of $10,000. However, unearned revenues decreased by $72,762 and the current portion of obligations under capital leases decreased by $19,133.

The Company has promissory notes payable of $50,000 to certain shareholders which are unsecured, non-interest bearing and are repayable within 30 days of the Company receiving a single financing with a value of not less than $3,000,000. Management has agreed to extend the repayment date to January 1, 2006.

During the period, the Company did not have any contractual obligations.

The Company utilized cash flows from operations of $5,223 for the six months ended June 30, 2005 as compared to $321,687 during the period ended June 30, 2004.

During the period, the Company received $3,000 from the sale of property and equipment to Meridex.

During the period, the Company utilized $13,383 of its cash to make payments on obligations under capital leases and utilized $4,295 for the purchase of property and equipment.

During the period, the Company, AGI and AGI's Principals entered into a purchase and sale agreement dated effective May 16, 2005 (the "AGI Sale Agreement") whereby the AGI Principals will return 6,750,251 shares of the Company, representing all the shares of the Company directly or indirectly held by the AGI principals, in exchange for 100% of the shares of AGI. As part of the transaction, the Company will forgive $279,230 of intercorporate debt owed by AGI to the Company and transfer its ownership of AssistGlobal (USA) Inc. to AGI.  See 1.2 Over-all Performance for a full disclosure on the disposition of AGI.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

ASSISTGLOBAL TECHNOLOGIES CORP.

(NOW BASSETT VENTURES INC.)

Management Discussion & Analysis

Six months ended June 30, 2005 and 2004

1.9

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The Company believes that the terms of the transactions were on terms as favorable as those which could have been negotiated with unaffiliated third parties.

The year end balances referred to below are unsecured, non-interest bearing, without specific terms of repayment and have arisen from the provision of services and loan advances as described.

(1)

Effective August 1, 2003, the Company entered into a Management Services Agreement (the "VCC Agreement") with Varshney Capital Corp. ("VCC"), a private British Columbia company partially-owned by Peeyush Varshney, an officer of the Company, pursuant to which the Company retained VCC to provide management services.  Praveen Varshney is a director of both the Company and VCC.  The VCC Agreement has an initial term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2006.

During the period, the Company paid or accrued $30,000 in management fees to VCC pursuant to the VCC Agreement.

(2)

Effective August 1, 2003, the Company entered into a Consulting Services Agreement (the "SNJ Agreement") with SNJ Capital Ltd. ("SNJ"), a private British Columbia company wholly-owned by Sokhie Puar, a director of the Company, pursuant to which the Company retained SNJ to provide consulting services.  The SNJ Agreement has a term of three years with compensation at the rate of $5,000 per month for management services. This agreement expires in August 2006.

During the period, the Company paid or accrued $30,000 in consulting fees to SNJ pursuant to the SNJ Agreement.

(3)

As at June 30, 2005, US$250 was due from a company controlled by a director of the Company.

(4)

As at June 30, 2005, $103,180 was due to companies controlled by/or with common directors of the Company.

(5)

As of January 1, 2004, the company entered into a consulting agreement with Catherine M. Stauber of 440819 BC Inc. a privately British Columbia company wholly owned by Catherine Stauber, CEO of the Company, pursuant to which the Company retained Catherine Stauber to provide management consulting services for a term of 3 years at an annual compensation rate of $75,000 or $6,250 monthly.  This agreement expires January 1, 2007. This agreement will be cancelled as a result of the proposed disposition of AGI.

1.10

Fourth Quarter and Subsequent Events

Subsequent to the period, the Company has disposed of the assets of AGI and is winding up the remaining operations of AGI. In line with the winding up of operations, all employees and officers of AGI have resigned and surrendered 6,750,251 shares of the Company. These shares will be cancelled and returned to treasury.

ASSISTGLOBAL TECHNOLOGIES CORP.

(NOW BASSETT VENTURES INC.)

Management Discussion & Analysis

Six months ended June 30, 2005 and 2004

Subsequent to the period, the Company changed its name to Bassett Ventures Inc. and consolidated its issued and outstanding common shares on the basis of one new common share for every four existing common shares, as approved by the shareholders of the Company at its AGM.

1.11

Proposed Transactions

Subsequent to the period, the Company proposed to undertake, subject to regulatory approval, a non-brokered private placement of up to 4,500,000 units at a price of $0.10 per unit for total gross proceeds of up to $450,000. Each unit is comprised of one common share without par value in the share capital of the Company and one half non-transferable share purchase warrant ("Warrant").  Each whole Warrant will entitle the holder to purchase one additional common share at a price of $0.15 per share for twelve months from the date of issuance and $0.20 per share thereafter, to a maximum of two years from date of issuance. A commission of 7% may be payable on a portion of the private placement.

1.12

Critical Accounting Estimates

Not applicable.

1.13

Changes in Accounting Policies including Initial Adoption

The Company has a stock option plan, which is described in Note 8(c). Effective July 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense is recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $231,976 for the year ended December 31, 2003 (2002 - $NIL), to increase deficit by $231,976 as at December 31, 2003 (2002 - $NIL), and to increase additional paid-in capital by $231,976 as at December 31, 2003 (2002 - $NIL).

1.14

Financial Instruments and Other Instruments

(a)

Fair values

The carrying amounts of: cash and cash equivalents; accounts receivable; income taxes receivable; unearned revenue; accounts payable and accrued liabilities; demand loan; and capital leases approximate their fair values due to the short-term maturity of these instruments.

(b)

Credit risk

Credit risk reflects the risk that the Company may be unable to recover contractual receivables. The Company sells its products to customers in Canada and the United States. One customer represents approximately 8% of the accounts receivable balance. The Company employs

ASSISTGLOBAL TECHNOLOGIES CORP.

(NOW BASSETT VENTURES INC.)

Management Discussion & Analysis

Six months ended June 30, 2005 and 2004

established credit approval policies to mitigate this risk.

(c)

Currency risk

Foreign currency risk reflects the risk that the Company's net assets will be negatively impacted due to fluctuations in exchange rates. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. At June 30, 2005, cash and cash equivalents include a balance of $9,450 USD (December 31, 2004 - $7,360 USD), accounts receivable of $56,544 USD (December 31, 2004 - $60,074 USD) and accounts payable of $15,670 USD (December 31, 2004 - $28,981 USD).

1.15

Other MD&A Requirements

Additional disclosures pertaining to the Company's annual information form, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

Management would like to thank you for your continued support. We look forward to updating the Company's shareholders as opportunities for Bassett Ventures Inc. progress.

On behalf of the Board of Directors,

"Sokhie Puar"

Sokhie Puar

Director

August 29, 2005

SECTION 302 CERTIFICATIONS

I, Sokhie Puar, certify that:

1.

I have reviewed this report for the fiscal quarter ended June 30, 2005 of Bassett Ventures Inc.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statement, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's control over financial reporting.

"Sokhie Puar"

Date:  August 29, 2005

By: _______________________

Sokhie Puar

Chief Executive Officer

SECTION 302 CERTIFICATIONS

I, Praveen Varshney, certify that:

1.

I have reviewed this report for the fiscal quarter ended June 30, 2005 of Bassett Ventures Inc.

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statement, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.

The small business issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

e)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual report is being prepared;

f)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

g)

evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

h)

disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the small business issuer's internal control over financial reporting; and

5.

The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

c)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

d)

any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's control over financial reporting.

"Praveen Varshney"

Date:  August 29, 2005

By: _______________________

Praveen Varshney

Chief Financial Officer